September 16, 2010

VIA U.S. MAIL AND FACSIMILE

Neil McMurdie
ING US Legal Services
One Orange Way, C1S
Windsor, CT 06095-4774

        Re: Security Life Separate Account L-1
                  Security Life of Denver Insurance Company
                  Initial Registration Statement on Form N-6
                  File Nos. 333-168047 & 811-08292

Dear Mr. McMurdie:

The staff has reviewed the above-referenced registration statement, which the Commission received on July 9, 2010. We have given the registration statement a full review. Based on our review, we have the following comments (page numbers refer to the courtesy copy):

1.   <u>Policy Summary</u>, page 3

      The disclosure states that variations in policy features, benefits and charges are described in the policy. Please explain to the staff what, if any, features, benefits and charges are described differently in the policy from that in the prospectus.

2.   <u>Policy Summary, page 6</u>

      Please explain to the staff the purpose of the disclosure in the second bullet point under "Fees and Charges." It seems inappropriate for disclosure that summarizes the risks of purchasing the policy pursuant to Item 2(b) of Form N-6.

3.   <u>Fee Tables</u>, pages 8-12

      a. As the tables show "Maximum Guaranteed Charges" please remove the language "and lower thereafter" from the description of the Loan Interest Charge.

     b. As applicable, please include disclosure in the table that the charges shown for the representative insured person are for the first rider (or policy) year.

     c. Please remove the term "gross" from the caption Total Gross Annual Fund Expenses.

     d. The representative insured person for the Additional Insured Rider Charge is shown as a female age 10. Please confirm that this rating classification is fairly representative of expected contract sales. <u>See</u> Instruction 3(b)(i) to Item 3 of Form N-6.

     e. Transaction Fees and Charge. Please explain how the Premium Expense Charge is assessed. In particular, please explain the concept of a "Segment Year" that would cause a lower current charge to be assessed after Segment Year 5.

4.   <u>The Company, The Separate Account and The Guaranteed Interest Division</u>, pages 14-16

Please provide additional disclosure clarifying general account obligations and separate account obligations under the policy.

5.   <u>Mortality and Expense Risk Charge</u>, page 30

Please disclose that since this is a new policy there are no policyholders that have held their policies long enough that they are charged a 0.00% "current" charge. Please also disclose that at its discretion, the company may impose the maximum charge of 0.40% annually after policy year 10.

6.   <u>Loans</u>, page 54

Please clarify that the 2.75% charged in policy years one to ten is the maximum that may be charged in those years.

7.   <u>Settlement Options</u>, page 80

Disclosure indicates lump sum payments will be made in an interest bearing account backed by the general account that may be accessed by the beneficiary through a checkbook. Please prominently disclose that this account is not FDIC insured and that interest on these accounts may be less than could be achieved by taking a lump sum payment and investing it outside of the contract.

8.   <u>Tandy Representations</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

9.   Miscellaneous

Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

* *

Please respond to these comments with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6760. Mail or deliveries should include a reference to Mail Stop 4644.

Sincerely,

Jeffrey A. Foor
Senior Counsel
Office of Insurance Products